June 11, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F. Street, NE

Washington, DC 20549

Attention: Anuja A. Majmudar

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-231925) of Talos Energy Inc.

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, we hereby request that the effective time of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 3:00 p.m., Eastern Time, on Wednesday, June 12, 2019, or as soon thereafter as is practicable.

If you need additional information, please contact E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Very truly yours,

TALOS ENERGY INC.

By:	/s/ William S. Moss III
Name:	William S. Moss III
Title:	Executive Vice President, General Counsel and Secretary